SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                             Silicon Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827056300
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Robert Burns, Esq.
                              Quadrangle Group LLC
                                 375 Park Avenue
                               New York, NY 10152
                                 (212) 418-1700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 17, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------------            ------------------------------
CUSIP No. 827056300                               Page 2 of 20 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Quadrangle Debt Recovery Advisors LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               3,097,140
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,097,140
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,097,140
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------------            ------------------------------
CUSIP No. 827056300                               Page 3 of 20 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            QDRF Master Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               2,088,166
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,088,166
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,088,166
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------------            ------------------------------
CUSIP No. 827056300                               Page 4 of 20 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Quadrangle Debt Opportunities Master Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               658,557
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                658,557
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            658,557
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------------            ------------------------------
CUSIP No. 827056300                               Page 5 of 20 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Weinstock
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               3,097,140
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,097,140
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,097,140
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------------            ------------------------------
CUSIP No. 827056300                               Page 6 of 20 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew Herenstein
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               3,097,140
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,097,140
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,097,140
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------------            ------------------------------
CUSIP No. 827056300                               Page 7 of 20 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Christopher Santana
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               3,097,140
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,097,140
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,097,140
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------------            ------------------------------
CUSIP No. 827056300                               Page 8 of 20 Pages
--------------------------------------            ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Josiah Rotenberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States, Canada and Israel
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               3,097,140
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,097,140
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,097,140
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Silicon Graphics, Inc., a Delaware corporation (the "Company"). This Schedule 13D is being filed on behalf of Quadrangle Debt Recovery Advisors LLC, a Delaware limited liability company ("Advisors"), QDRF Master Ltd, a Cayman Islands company ("QDRF"), Quadrangle Debt Opportunities Fund Master Ltd., a Cayman Islands company ("QDOFM"), Michael Weinstock, a managing member of Advisors ("Mr. Weinstock"), Andrew Herenstein, a managing member of Advisors ("Mr. Herenstein"), Christopher Santana, a managing member of Advisors ("Mr. Santana") and Josiah Rotenberg, a managing member of Advisors ("Mr. Rotenberg" and, together with Advisors, Mr. Weinstock, Mr. Herenstein and Mr. Santana, the "Controlling Reporting Persons", and together with QDRF and QDOFM, the "Reporting Persons"). Advisors is the investment advisor to a variety of hedge funds (such funds, collectively, including but not limited to QDRF and QDOFM, the "Funds"). The Funds directly own the Common Stock to which this
Schedule 13D relates, and Advisors, Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1200 Crittenden Lane, Mountain View, California 94043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.   Identity and Background.

     (a) This statement is being filed by the Reporting Persons. Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg are each a managing member of Advisors. Advisors is organized as a limited liability company under the laws of the State of Delaware. QDRF and QDOFM are organized under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of Advisors, Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is 375 Park Avenue, 14th Floor, New York, New York 10152. The address of the principal business and principal office of QDRF and QDOFM is Walker House, P.O. Box 908GT, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     (c) The principal business of Advisors is to serve as investment advisor to the Funds and to control the investing and trading in securities of the Funds. The principal business of each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is to act as a managing member of Advisors. The principal business of QDRF and QDOFM is to invest and trade in securities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg are United States citizens. Mr. Rotenberg is also a citizen of Canada and Israel.


Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired the shares of Common Stock beneficially owned by them as part of the reorganization of the Company under chapter 11 of the federal bankruptcy code (the "Reorganization") pursuant to the First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as Modified, dated July 27, 2006 (together with any agreements entered into in connection therewith, the "Plan"). On October 17, 2006 (the "Effective Date"), the Plan became effective under chapter 11 of the federal bankruptcy code.

     As part of the Reorganization, the 6.50% Senior Secured Convertible Notes Due 2009 (the "Convertible Notes") of the Company were converted into Common Stock. Accordingly, Convertible Notes indirectly beneficially owned by the Controlling Reporting Persons in the aggregate principal amount of $50,989,000 were converted into 667,335 shares of Common Stock; Convertible Notes held directly by QDRF in the aggregate principal amount of $34,378,000 were converted into 449,933 shares of Common Stock; and Convertible Notes held directly by QDOFM in the aggregate principal amount of $10,842,000 were converted into 141,898 shares of Common Stock.

     The Funds expended an aggregate of approximately $16,206,793 of their own investment capital to purchase 1,815,152 shares of Common Stock as part of a rights offering in connection with the Reorganization (the "Rights Offering") and 614,652 shares pursuant to a Backstop Commitment Agreement executed in connection with the Rights Offering.

     QDRF expended an aggregate of approximately $10,927,007 of its own investment capital to purchase 1,223,819 shares of Common Stock as part of the Rights Offering and 414,413 shares pursuant to a Backstop Commitment Agreement executed in connection with the Rights Offering.

     QDOFM expended an aggregate of approximately $3,446,115 of its own investment capital to purchase 385,963 shares of Common Stock as part of the Rights Offering and 130,696 shares pursuant to a Backstop Commitment Agreement executed in connection with the Rights Offering.

     Prior to the Reorganization, the Funds held Convertible Notes that were convertible into more than 5% of the common stock, par value $0.001 per share (the "Old Common Stock") of the Company, and Advisors, QDRF, Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg (the "Old Common Stock Reporting Persons") beneficially owned such Old Common Stock solely through the direct ownership of the Convertible Notes by the Funds. The Funds had expended an aggregate of approximately $38,743,170 of their own investment capital to acquire the Convertible Notes held by them as of the Effective Date, which were at that time convertible into 40,791,200 shares of Old Common Stock. QDRF had expended an aggregate of approximately $24,668,540 of its own investment capital to acquire its Convertible Notes held as of the Effective Date, convertible into 27,502,400 shares of Old Common Stock at that time.


Item 4.   Purpose of Transaction.

     The Funds acquired the shares of Common Stock in connection with the Reorganization of the Company, in accordance with the Plan. The Reporting Persons may cause the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

     Pursuant to the Plan, an employee of Advisors became a member of the Board of Directors of the Company, as of the Effective Date (as defined below).

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

     The Funds initially acquired their Convertible Notes for passive investment. The Reporting Persons intended to cause the Funds to make further acquisitions of Convertible Notes from time to time or to dispose of any or all of the Convertible Notes held by the Funds at any time. In March 2006, the Funds joined the Ad Hoc Committee of 6.50% Senior Secured Convertible Noteholders, which participated in the discussions and negotiations with the Company that ultimately resulted in the filing of a consensual plan of reorganization under chapter 11 of the federal bankruptcy code. In April 2006, the Reporting Persons caused the Funds to acquire additional Convertible Notes with the intention of establishing a position that would enable them to play an active role in a potential reorganization or restructuring of the Company.


Item 5.   Interest in Securities of the Issuer.

     The Company issued an aggregate of 11,125,000 shares of Common Stock in connection with the Plan. All references to the Company's total outstanding Common Stock are to the 11,125,000 shares of Common Stock outstanding as of October 19, 2006, as represented in the Form 8-A filed by the Company on October 20, 2006.

     (a) and (b)

     As of the date of this Schedule 13D, QDRF is the beneficial owner of 2,088,166 shares of Common Stock, or approximately 18.8% of the Company's total outstanding Common Stock. The Controlling Reporting Persons and QDRF share voting power and dispositive power over the 2,088,166 shares of Common Stock held directly by QDRF.

     As of the date of this Schedule 13D, QDOFM is the beneficial owner of 658,557 shares of Common Stock, or approximately 5.9% of the Company's total outstanding Common Stock. The Controlling Reporting Persons and QDOFM share voting power and dispositive power over the 658,557 shares of Common Stock held directly by QDOFM.

     As of the date of this Schedule 13D, the Controlling Reporting Persons may be deemed to be the beneficial owner of 3,097,140 shares of Common Stock, or approximately 27.8% of the Company's total outstanding Common Stock, indirectly as a result of their relationship with the Funds (including QDRF and QDOFM). The Controlling Reporting Persons share voting and dispositive power over the 3,097,140 shares of Common Stock held directly by the Funds. QDRF and QDOFM disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

     On the Effective Date, each of the Reporting Persons ceased to beneficially own the Old Common Stock that had been issuable upon conversion of the Convertible Notes.

     The beneficial ownership of Old Common Stock by the Old Common Stock Reporting Persons as of November 7, 2005, was as follows:

     QDRF was the beneficial owner of 8,905,600 shares of Old Common Stock then issuable upon conversion of the Convertible Notes held by it, or approximately 3.2% of the Company's total outstanding Old Common Stock. The Controlling Reporting Persons may be deemed to have beneficially owned an aggregate of 14,628,000 shares of Old Common Stock then issuable upon conversion of the Convertible Notes held by the Funds, or approximately 5.2% of the Company's total outstanding Old Common Stock, indirectly as a result of their control relationship with the Funds (including, but not limited to, QDRF). The Controlling Reporting Persons shared voting and dispositive power over the shares of Old Common Stock then issuable upon conversion of the Convertible Notes held directly by the Funds. QDRF disclaims beneficial ownership of such shares of Old Common Stock except to the extent of their pecuniary interest therein. The Controlling Reporting Persons and QDRF shared voting power and dispositive power over the shares of Old Common Stock then issuable upon conversion of the Convertible Notes held by QDRF.

     All references to the Company's total outstanding Old Common Stock in the immediately preceding paragraph are calculated as the sum of (i) the 268,402,188 shares of Old Common Stock issued and outstanding as of October 28, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2005, and (ii) the number of shares of Old Common Stock that had been issuable upon conversion of the Convertible Notes held by QDRF or the Controlling Reporting Persons, as applicable.

     The beneficial ownership of Old Common Stock by the Old Common Stock Reporting Persons as of April 6, 2006, was as follows:

     QDRF was the beneficial owner of 27,502,400 shares of Old Common Stock then issuable upon conversion of the Convertible Notes held by it, or approximately 9.3% of the Company's total outstanding Old Common Stock on an as-converted basis. The Controlling Reporting Persons may be deemed to have beneficially owned an aggregate of 40,791,000 shares of Old Common Stock then issuable upon conversion of the Convertible Notes held by the Funds, or approximately 13.2% of the Company's total outstanding Old Common Stock on an as-converted basis, indirectly as a result of their control relationship with the Funds (including
QDRF). The Controlling Reporting Persons shared voting and dispositive power over the shares of Old Common Stock then issuable upon conversion of the Convertible Notes held directly by the Funds. QDRF disclaims beneficial ownership of such shares of Old Common Stock except to the extent of their pecuniary interest therein. The Controlling Reporting Persons and QDRF shared voting power and dispositive power over the shares of Old Common Stock then issuable upon conversion of the Convertible Notes held by QDRF.

     All references to the Company's total outstanding Old Common Stock in the immediately preceding paragraph are calculated as the sum of (i) the 268,402,188 shares of Old Common Stock issued and outstanding as of January 27, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ending December 30, 2005, and (ii) the number of shares of Old Common Stock that had been issuable upon conversion of the Convertible Notes held by QDRF or the Controlling Reporting Persons, as applicable.

     The beneficial ownership of Old Common Stock by the Old Common Stock Reporting Persons immediately prior to the Effective Date was the same as on April 6, 2006. However, as a result of an increase in the Company's total outstanding Old Common Stock, the percentage ownership differs from that set forth above, and immediately prior to the Effective Date was as follows:

     QDRF was the beneficial owner of approximately 9.1% of the Company's total outstanding Old Common Stock, on an as-converted basis. The Controlling Reporting Persons may be deemed to have beneficially owned an aggregate of approximately 12.9% of the Company's total outstanding Old Common Stock, on an as-converted basis, indirectly as a result of their control relationship with the Funds (including QDRF). The Controlling Reporting Persons shared voting and dispositive power over the shares of Old Common Stock then issuable upon conversion of the Convertible Notes held directly by the Funds. QDRF disclaims beneficial ownership of such shares of Old Common Stock except to the extent of their pecuniary interest therein. The Controlling Reporting Persons and QDRF shared voting power and dispositive power over the shares of Old Common Stock then issuable upon conversion of the Convertible Notes held by QDRF.

     All references to the Company's total outstanding Old Common Stock in the immediately preceding paragraph are calculated as the sum of (i) the 274,247,196 shares of Old Common Stock issued and outstanding as of September 15, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2006, and (ii) the number of shares of Old Common Stock that had been issuable upon conversion of the Convertible Notes held by QDRF or the Controlling Reporting Persons, as applicable.

     (c) Except for transactions in connection with the Reorganization of the Company, as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

     Schedule A hereto sets forth information with respect to transactions by the Funds in Convertible Notes between August 31, 2005 and the Effective Date.

     Schedule B hereto sets forth information with respect to transactions by QDRF in Convertible Notes between August 31, 2005 and the Effective Date.

     Except as set forth above and on Schedule A and Schedule B, between August 31, 2005 and the Effective Date there were no transactions in the Old Common Stock or the Convertible Notes effected by the Old Common Stock Reporting Persons.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this statement relates.

     No person other than the Old Common Stock Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Notes or Old Common Stock.

     (e) Not applicable with respect to the Common Stock.

     As described more fully above, on the Effective Date all of the Old Common Stock and Convertible Notes were cancelled and therefore each of the Reporting Persons ceased to be the beneficial owner of shares of Old Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Under the Registration Rights Agreement among the Company, the Funds (including QDRF and QDOFM) and certain other investors named therein (together with the Funds, the "Investors"), dated October 17, 2006 (the "Registration Rights Agreement"), the Company has granted to the parties certain demand and piggyback registration rights with respect to the shares of Common Stock now held, or hereinafter acquired, by the Investors (the "Registrable Common Stock"). Each of the Funds qualifies as a Key Holder under the Registration Rights Agreement. Under the Registration Rights Agreement, a Key Holder has the right to require the Company to effect the registration of such shares of Common Stock in certain circumstances and subject to certain thresholds set forth therein. Each Key Holder may request a maximum of two (2) demand registrations. In addition, the Company has agreed that, no later than ten days after the Company becomes eligible to file a Registration Statement on Form S-3, the Company must prepare and file a Registration Statement on Form S-3 relating to the offering on a continuous or delayed basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), by the Key Holders of the Registrable Common Stock, subject to certain conditions and limitations described in the Registration Rights Agreement. In the event that the Company proposes to register Common Stock for its own account, it shall, upon written request, effect the registration of such requesting Key Holder's shares of Registrable Common Stock, subject to certain limitations set forth therein.

     The Registration Rights Agreement, which is filed as Exhibit 99.1 hereto, is incorporated by reference herein. Any description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as
Exhibit 99.2 hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.


99.1 Registration Rights Agreement, by and among the Company and certain Investors named therein, dated October 17, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Silicon Graphics, Inc. filed with the Securities and Exchange Commission on October 20, 2006).

99.2 Joint Filing Agreement, dated as of October 27, 2006, by and between the Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 27, 2006


                                  QUADRANGLE DEBT RECOVERY ADVISORS LLC


                                  By:  /s/ Michael Weinstock
                                       -----------------------------------------
                                       Name:  Michael Weinstock
                                       Title: Managing Member



                                  QDRF MASTER LTD.

                                  By: Quadrangle Debt Recovery Advisors LLC, its
                                      investment advisor


                                  By:  /s/ Michael Weinstock
                                       -----------------------------------------
                                       Name:  Michael Weinstock
                                       Title: Managing Member



                                  QUADRANGLE DEBT OPPORTUNITIES FUND MASTER LTD.

                                  By: Quadrangle Debt Recovery Advisors LLC, its
                                      investment advisor


                                  By:  /s/ Michael Weinstock
                                       -----------------------------------------
                                       Name:  Michael Weinstock
                                       Title: Managing Member



                                  MICHAEL WEINSTOCK

                                  /s/ Michael Weinstock
                                  ----------------------------------------------
                                  Michael Weinstock

                                  CHRISTOPHER SANTANA


                                  /s/ Christopher Santana
                                  ----------------------------------------------
                                  Christopher Santana



                                  ANDREW HERENSTEIN


                                  /s/ Andrew Herenstein
                                  ----------------------------------------------
                                  Andrew Herenstein



                                  JOSIAH ROTENBERG

                                  By:  /s/ Robert Burns
                                       -----------------------------------------
                                       Name:   Robert Burns
                                       Title:  Attorney-in-Fact





                         [SIGNATURE PAGE TO SCHEDULE 13D
                     WITH RESPECT TO SILICON GRAPHICS, INC.]

                                                Schedule A


                                (Transactions by the Funds in Convertible Notes
                                        since August 31, 2005)


     Date               Transaction         Aggretgate Face     % Face Value     %Ownership Following
     ----               -----------         ---------------     ------------     --------------------
                                                Value           Price Per Note   Transaction
                                                -----           --------------   -----------
     08/31/05                BUY                1,050,000            75.75                    0.3%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     09/12/05                BUY                1,550,000            76.50                    0.5%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     09/15/05                BUY                2,050,000            78.00                    0.6%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     10/19/05                BUY                3,826,000            78.50                    1.1%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     10/27/05                BUY                6,826,000            79.75                    2.0%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     10/28/05                BUY               10,826,000            80.00                    3.1%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/02/05                BUY               11,326,000            70.00                    3.3%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/02/05                BUY               12,025,000            71.50                    3.5%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/02/05                BUY               13,525,000            72.00                    3.9%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/03/05                BUY               15,475,000            72.50                    4.4%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/04/05                BUY               33,950,000            72.75                    4.95%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/07/05                BUY               18,285,000            72.75                    5.2%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/09/05                BUY               19,285,000            72.75                    5.4%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/10/05                BUY               19,985,000            72.75                    5.6%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/21/05                BUY               20,985,000            72.75                    5.9%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/29/05                BUY               21,361,000            72.66                    6.0%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     11/30/05                BUY               22,194,000            72.75                    6.2%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     12/01/05                BUY               22,919,000            72.75                    6.4%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     12/02/05                BUY               23,930,000            72.75                    6.7%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     12/12/05                BUY               25,930,000            70.50                    7.2%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     02/01/06                BUY               29,930,000            60.50                    8.2%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     02/06/06                BUY               31,180,000            62.50                    8.5%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     04/05/06                BUY               34,680,000            76.25                    9.4%
------------------- ---------------------- -------------------- ---------------- --------------------------------
     04/06/06                BUY               50,989,000            75.50                    12.3%
------------------- ---------------------- -------------------- ---------------- --------------------------------

* Percentage beneficial ownership of total outstanding Old Common Stock on an as-converted basis, calculated as described above in Item 5.



                                                Schedule B

                                (Transactions by QDRF in Convertible Notes
                                        since August 31, 2005)


       Date               Transaction               Aggregate          % Face Value Price       % Ownership Following
       ----               -----------               ---------          -------------------      ----------------------
                                                    Face Value           Per Note                Transaction*
                                                    ----------           --------                ------------
-------------------- ---------------------- --------------------- --------------------- -----------------------------
10/28/05                      Buy                      750,000             79.75                    0.2%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
10/28/05                      Buy                    4,000,000             80.00                    1.4%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/02/05                      Buy                      425,000             70.00                    1.5%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/02/05                      Buy                      599,000             71.50                    1.7%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/02/05                      Buy                    1,275,000             72.00                    2.1%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/03/05                      Buy                    1,658,000             72.50                    2.5%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/04/05                      Buy                    1,700,000             72.75                    3.0%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/07/05                      Buy                      725,000             72.75                    3.2%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/09/05                      Buy                      900,000             72.75                    3.5%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/10/05                      Buy                      625,000             72.75                    3.6%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/21/05                      Buy                      846,000             72.75                    3.9%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/29/05                      Buy                      318,000             72.66                    4.0%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
11/30/05                      Buy                      705,000             72.75                    4.1%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
12/01/05                      Buy                      614,000             72.75                    4.3%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
12/02/05                      Buy                      857,000             72.75                    4.6%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
12/12/05                      Buy                    1,696,000             70.50                    5.0%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
02/01/06                      Buy                    3,390,000             60.50                    5.9%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
02/06/06                      Buy                    1,060,000             62.50                    6.2%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
04/05/06                      Buy                    2,450,000             76.25                    6.8%
-------------------- ---------------------- --------------------- --------------------- -----------------------------
04/06/06                      Buy                    9,785,000             75.50                    9.3%
-------------------- ---------------------- --------------------- --------------------- -----------------------------

* Percentage beneficial ownership of total outstanding Old Common Stock on an as-converted basis, calculated as described above in Item 5.